UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number: 000-30972

HIP ENERGY CORPORATION
(formerly Bradner Ventures Ltd.)
(Translation of registrant's name into English)

Suite 404 – 999 Canada Place, World Trade Centre, Vancouver, BC, Canada V6E 3E2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

HIP ENERGY CORPORATION

NOTICE OF NO AUDITOR REVIEW OF CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the consolidated interim financial statements, they must be accompanied by a notice indicating that the consolidated interim financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these consolidated interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of consolidated interim financial statements by an entity’s auditor.

HIP ENERGY CORPORATION
(A Development Stage Company)

Consolidated Interim Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

February 28, 2010

HIP Energy Corporation
(A Development Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	February 28,	November 30,
	2010	2009
	$	$
	(Unaudited)	(Audited)

ASSETS
Current Assets
Cash	7,252	12,229
GST recoverable	1,737	1,359
Total Assets	8,989	13,588

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current Liabilities
Accounts payable and accrued liabilities	25,015	46,707
Advance payable (Note 2)	90,000	65,000
Total Liabilities	115,015	111,707
Stockholders’ Deficiency
Capital Stock (Note 3)
Authorized: unlimited common shares, without par value unlimited preferred shares, without par value
Issued: 6,211,660 common shares (November 30, 2009 – 6,211,660)	4,337,789	4,337,789
Contributed Surplus (Note 5)	11,250	10,000
Deficit Accumulated During the Development Stage	(4,455,065)	(4,445,908)
Total Stockholders’ Deficiency	(106,026)	(98,119)
Total Liabilities and Stockholders’ Deficiency	8,989	13,588
Nature of operations and ability to continue as a going concern (Note 1)
Subsequent events (Note 7)

Approved on behalf of the Board:

“Richard Coglon”	“James Chui”
Director	Director

The accompanying notes are an integral part of these consolidated interim financial statements

HIP Energy Corporation
(A Development Stage Company)
Consolidated Interim Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)
(Unaudited)

	Accumulated from
	June 22, 1983
	(Date of Inception)	Three Months Ended
	to February 28,	February 28,	February 28,
	2010	2010	2009
	$	$	$

EXPENSES
Amortization	2,095	–	–
Bad debts	248	–	–
Bank charges and interest	64,696	139	130
Consulting and secretarial	205,016	–	–
Finders’ fees	180,727	–	–
Foreign exchange (gain) loss	(1,633)	(2)	1
Management fees (Note 2(a))	347,281	500	500
Mineral property expenses	54,541	–	–
Office and miscellaneous	162,079	268	645
Professional fees (Note 2(b))	926,204	6,998	6,435
Shareholder information	92,944	–	–
Transfer agent and regulatory fees	182,303	1,254	1,117
Travel and promotion	78,032	–	–
Write-down of mineral property	1,456,807	–	–

	3,751,340	9,157	8,828

OTHER ITEMS
Interest income	(25,440)	–	–
Gain on settlement of debt	(1,303)	–	–
Gain on option	(1,187,500)	–	–
Loss on sale of computer equipment	344	–	–
Loss on sale of long-term investment	630,397	–	–
Write-down of advances to affiliate	637,768	–	–
Write-down of long-tem investment	649,459	–	–

	703,725	–	–

Net Loss and Comprehensive Loss for the Period	(4,455,065)	(9,157)	(8,828)

Net Loss Per Share – Basic and Diluted		(0.00)	(0.01)

Weighted Average Number of Shares Outstanding		6,212,000	1,212,000

The accompanying notes are an integral part of these consolidated interim financial statements

HIP Energy Corporation
(A Development Stage Company)
Consolidated Interim Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

	Accumulated from
	June 22, 1983
	(Date of Inception)		Three Months Ended
	to February 28,		February 28,		February 28,
	2010		2010		2009
	$		$		$
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE
FOLLOWING ACTIVITIES:

OPERATING
Net loss for the period	(4,455,065)		(9,157)		(8,828)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	2,095		–		–
Bad debts	248		–		–
Donated rent and services	11,250		1,250		1,250
Finders’ fees	114,932		–		–
Gain on debt settlement	(1,303)		–		–
Gain on option	(1,187,500)		–		–
Loss on sale of computer equipment	344		–		–
Loss on sale of investments	630,397		–		–
Write-down of advances to affiliate	637,768		–		–
Write-down of mineral property	1,468,807		–		–
Write-down of long-term investment	649,459		–		–
Changes in non-cash working capital items related to operations
(Increase) decrease in GST recoverable	(1,985)		(378)		10
Increase (decrease) in accounts payable and accrued
liabilities	446,862		(21,692)		6,475

Net cash used in operating activities	(1,683,691)		(29,977)		(1,093)

INVESTING
Purchase of office equipment	(3,038)		–		–
Expenditures on mineral properties	(1,121,172)		–		–
Proceeds from disposal of office equipment	600		–		–
Purchase of investments	(310,025)		–		–
Advances to affiliate	(808,346)		–		–
Proceeds on disposal of investments	365,111		–		–

Net cash flows provided by (used in) investing activities	(1,876,870)		–		–

FINANCING
Advance payable	90,000		25,000		–
Capital stock issued for cash	3,477,813		–		–

Net cash flows provided by financing activities	3,567,813		25,000		–

NET CASH INFLOWS (OUTFLOWS)	7,252		(4,977)		(1,093)

CASH, BEGINNING OF PERIOD	–		12,229		4,623

CASH, ENDING OF PERIOD	7,252		7,252		3,530

Cash paid for income taxes during the year		$	Nil	$	Nil
Cash paid for interest during the year		$	Nil	$	Nil

Non-cash transactions – Note 4

The accompanying notes are an integral part of these consolidated interim financial statements

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

The Company was incorporated on June 22, 1983, and is currently in the business of seeking and identifying suitable business opportunities or business combinations in Canada. On November 17, 2009, the Company changed its name from Bradner Ventures Ltd. to HIP Energy Corporation. The Company's common shares are listed on the OTC Bulletin Board under the trading symbol "HIPCF". The Company is a development stage company and accordingly, the statements of operations and comprehensive loss, and cash flows include a total of all expenditures and other income and expenses since inception, June 22, 1983 to February 28, 2010.

The Company incorporated a wholly-owned subsidiary HIP Energy (Texas), Inc., (“HIP Texas”) on February 12, 2010 in Texas, United States of America, to facilitate an Asset Purchase Agreement.

Basis of Presentation

These consolidated financial statements and related notes are presented in accordance with accounting principles generally accepted in Canada, and are expressed in Canadian dollars. The financial statements include accounts of the Company and its wholly-owned subsidiary, HIP Texas. All intercompany transactions and balances have been eliminated. The Company’s fiscal year-end is November 30.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At February 28, 2010, the Company had not yet identified a suitable business, has accumulated losses of $4,455,065 since its inception, had a working capital deficiency of $106,026 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

The operations of the Company have primarily been funded by the issuance of capital stock. Continued operations of the Company are dependent on the Company's ability to raise funds through debt financing, complete equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms. The consolidated financial statements contain no adjustments which reflect the outcome of this uncertainty.

The unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited consolidated interim financial statements have been prepared in accordance with the accounting principles and policies described in the Company’s annual financial statements for the year ended November 30, 2009, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three-month period ended February 28, 2010 are not necessarily indicative of the results that may be expected for the year ended November 30, 2010.

2.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties, which are measured at the exchange amount.

	a)	During the three month period ended February 28, 2010, the Company incurred $500 (November 30, 2009 - $500) for management fees to a company with a common director.

	b)	During the three month period ended February 28, 2010, the Company incurred $750 (November 30, 2009 - $750) for bookkeeping fees to a company with a common director.

	c)	As at February 28, 2010, the Company owes $50,000 (November 30, 2009 - $50,000) to a director for advances, which are unsecured, non-interest bearing and payable on demand.

2.	RELATED PARTY TRANSACTIONS (Continued)

	d)	As at February 28, 2010, the Company owes $15,000 (November 30, 2009 - $15,000) to a company owned by a shareholder for advances, which are unsecured, non-interest bearing and payable on demand.

e)

As at February 28, 2010, the Company owes $25,000 (November 30, 2009 - $Nil) to a company owned by the President of the Company for advances, which are unsecured, non-interest bearing and no fixed term of repayments. The advances owed in 2009 were repaid by the Company in cash during the prior fiscal year and received further advances in this current fiscal period.

3.	CAPITAL STOCK

Common Shares

The common shares of the Company are all of the same class, are voting and entitle stockholders to receive dividends. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets or any dividends which may be declared.

Preferred Shares

The preferred shares of the Company may be issued in one or more series and may be designated as voting or non-voting and cumulative or non-cumulative. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets before any distribution is made to the holders of the common shares. The Company had no preferred shares outstanding at February 28, 2010 and November 30, 2009.

Stock Options

The Company, from time to time, allows officers, key employees and non-employee directors to be granted options to purchase shares of the Company’s authorized but un-issued common stock. Options currently expire no later than 10 years from the grant date and generally vest on the date of grant. These options are granted with an exercise price equal to the market price of the Company’s common stock on the date of the grant. The Company had no options outstanding as at February 28, 2010 and November 30, 2009.

4.	NON-CASH TRANSACTIONS

	Accumulated from June 22, 1983 (Date of Inception) to February 28, 2010

		Three Months Ended
		February 2010	February 2009
	$	$	$

Shares issued for settlement of debt	422,996	–	–
Shares issued for finder’s fee	179,932	–	–
Shares issued for acquisition of mineral property	409,866	–	–
Donated services (Note 5)	11,250	1,250	1,250

5.	CONTRIBUTED SURPLUS

During the three months ended February 28, 2010, a Company with a common director provides bookkeeping services and management services at no cost. The fair value of the bookkeeping services of $750 (2009 - $750) and the fair value of the management services of $500 (2008 - $500) have been recorded in the statement of operations and in contributed surplus.

6.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. There are no material differences between Canadian GAAP and United States GAAP on the balance sheets and statements of operations and comprehensive loss, and cash flows.

Management does not believe that any recently issued, but not yet effective, accounting standard if currently adopted could have a material effect on the accompanying consolidated financial statements.

7.	SUBSEQUENT EVENTS

In March 2010, the Company incorporated a subsidiary, Hip Energy (Nevada) Corporation (“HIP Nevada”) to facilitate the following License Agreement:

In March 2010, the Company entered into an agreement with HIP Energy Resource Limited, a British Virgin Island corporation and Equi Energy LLC, a Texas limited liability company, whereby the Company will acquire all rights, title and interest in and to various oil and gas assets in Texas and Louisiana (“Asset Agreement”). The purchase price for the properties shall consist of 20,000,000 shares of the Company’s Common Stock at a price of $0.001 per share. The closing date of the Asset Agreement was March 30, 2010. The shares were issued subsequently.

Concurrent with the closing of the Asset Agreement noted above, the Company through its subsidiary, HIP Nevada, will also acquire the worldwide exclusive right to the proprietary “HIP Down Hole Oil and Gas Enhancement Technology” under a separate licensing agreement (the “License Agreement”) with Hip Technology Limited. The purchase price for the license consisted the issuance of 30,000,000 common shares of the Company’s common stock at a price of $0.001 per share. In addition to the share consideration, the Company is to pay Hip Technology Limited royalties equal to 25% of the gross revenue from oil and gas wells where cumulative gross production per well exceeds more than twenty barrels of oil equivalences per day for each monthly period. In the event that the cumulative production per well is equal to or less than twenty barrels of oil equivalences per day, then the royalty payment will be reduced to 20% of gross revenue received. Immediately after the Company completes an equity or debt financing of US$1,000,000 or more, the gross royalty will be reduced to a flat 25% of all net revenue derived by the Company from projects that the licensed technology is being applied.

Subsequent to February 28, 2010, the Company entered into a joint operating agreement with TexLa Operating Company (“TexLa”). TexLa agrees to develop well bores using “HIP Down Hole Oil and Gas Enhancement Technology”. In consideration for their services, TexLa will be granted a 10% working interest in any of the well bores that the “HIP Down Hole Oil and Gas Enhancement Technology” is applied to.

Subsequent to February 28, 2010, the Company received $235,000 to be applied to the two private placements, each private placement for $500,000 at $0.25 per share.

HIP ENERGY CORPORATION
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Month Period Ended February 28, 2010
April 29, 2010

The following discussion and analysis of our financial condition and results of operations for the quarterly period ended February 28, 2010 should be read in conjunction with our financial statements and related notes included in this interim report. Our financial statements included in this interim report were prepared in accordance with Canadian generally accepted accounting principles.

Information contained herein is presented as at April 29, 2010 and includes estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Forward-looking statements include plans, expectations, estimates, forecasts and other comments that are not statements of fact. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties including the risks outlined under “Risks and Uncertainties” below, and other factors that may cause our company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, we do not intend to update any of these forward-looking statements to conform these statements to actual results.

The amounts included in the following discussion are expressed in Canadian dollars.

General

In this Management’s Discussion and Analysis, references to:

“Asset Purchase Agreement” means the asset purchase agreement among HIP, HIP Texas, EEL, and HIP Resources dated March 14, 2010;

“EEL” means Equi Energy LLC, a Texas corporation;

“HIP Resources” means HIP Energy Resource Limited, a British Virgin Island corporation;

“HIP Nevada” means HIP Energy (Nevada) Corporation, a Nevada corporation and a wholly owned subsidiary of HIP;

“HIP Tech” means HIP Technology Limited, a British Virgin Islands corporation;

“HIP Texas” means HIP Energy (Texas), Inc., a Texas corporation and a wholly owned subsidiary of HIP;

“HIP Downhole Process Technology” means the technology relating to the hydrogen inducement down hole oil and gas recovery process acquired by HIP Texas pursuant to the License Agreement, which is described in more detail under the heading “Business Overview - HIP Downhole Process Technology”;

“Group Rich” means Group Rich Development Limited, a British Virgin Islands corporation;

“License Agreement” means the license agreement among HIP Tech, Group Rich, HIP Nevada and HIP dated March 14, 2010;

“We”, “us”, “our”, the “Company”, and “HIP” means HIP Energy Corporation, a British Columbia corporation; and

“Well Bores” means the rights acquired to various well bores by HIP Nevada pursuant to the Asset Purchase Agreement.

Description of Business

As at February 28, 2010 we were a company seeking a suitable business opportunity or business combination. Our plan of operation being to acquire a prospective business opportunity or to enter into a business combination with an entity who has a suitable pre-existing business. In furtherance of this objective we underwent the following name change and entered into definitive agreements relating to an acquisition, as follows:

On November 17, 2009, we changed our name from “Bradner Ventures Ltd.” to “HIP Energy Corporation” and effected a five (5) for one (1) reverse stock split of our issued and outstanding common stock. The name change and reverse stock split were effected with the OTC Bulletin Board on November 19, 2009. Our trading symbol was changed from “BNVLF” to “HIPCF”. Also effective October 20, 2009 we effected an increase in our authorized capital to an unlimited number of common shares and an unlimited number of preferred shares. We received approval for the increase in authorized capital, reverse split and name change at our annual general meeting of shareholders held on July 31, 2009.

On March 30, 2010, pursuant to the Asset Purchase Agreement, HIP Texas, a wholly-owned subsidiary of HIP, acquired from HIP Resources ownership of the Well Bores. The consideration for the sale and transfer of the Well Bores was the issuance of 20,000,000 common shares of HIP to EEL.

On March 30, 2010, pursuant to the License Agreement, HIP Nevada, a wholly-owned subsidiary of HIP, acquired from HIP Tech an exclusive worldwide license for use of the HIP Downhole Process Technology. The consideration for the acquisition of the HIP Downhole Process Technology was the issuance of 30,000,000 common shares of HIP to Group Rich and a royalty payment, which is described in detailed under the heading “License Agreement”.

The acquisition of the Well Bores by HIP Texas and the exclusive worldwide right to the HIP Downhole Process Technology by HIP Nevada caused us to cease to be a “shell company”, as defined in Rule 12b-2 of the Exchange Act. Prior to the acquisition of the Well Bores and the exclusive worldwide license to the HIP Downhole Process Technology, our company did not have an operating business. Our sole business was to identify a suitable business opportunity or a suitable business with which to enter into a business combination. Our current business is to increase the recovery from oil wells using the HIP Downhole Process Technology.

In consideration for the Well Bores, HIP issued 20,000,000 of its common shares to EEL at a deemed price of $0.001 per share. As a condition of the Asset Purchase Agreement, on January 12, 2010, HIP, HIP Texas, and HIP Nevada entered into a joint operating agreement with TexLa Operating Company, whereby TexLa Operating Company (“TexLa”) agreed to develop the Well Bores using the HIP Downhole Process Technology. In consideration for their services, TexLa was granted a 10% working interest in any of the Well Bores that the HIP Downhole Process Technology is applied to. This structure is intended to ensure that TexLa’s interest are aligned with HIP, as TexLa will have an operating interest in the Well Bores. Also as a condition of the Asset Purchase Agreement, the parties agreed to enter into a Non-Competition Agreement dated March 14, 2010 pursuant to which EEL and HIP Resources agreed, among other things, not to compete against the business of the Company for a period of four years from the date of the agreement. In addition, as the License Agreement grants HIP a worldwide exclusive license to the HIP Downhole Process Technology, EEL and HIP Resources will not be able to use the HIP Downhole Process Technology on any well or well bores, except as provided under the License Agreement.

Current Operations

According to data provided to us by HIP Tech under the License Agreement, the HIP Downhole Process Technology has dissipated the barrier of 23 impediments that restricted or shut in the reservoirs located in the West Texas field, where the Texas Well Bores are located. According to data provided to us by HIP Tech, the HIP Process was applied on several of the Well Bores during the period from 1998 through 2004. These Well Bores experienced an increase in production after the HIP Downhole Process Technology was applied.

More recently, during 2008 to the present, the HIP Downhole Process has been applied on a single Well Bore, namely the Opal Ward 1 well, (the “Opal Well”) located in Opal Ward, Texas. The Opal Well was chosen specifically for its use as a “central process unit”, which, when fully operational, would serve as the central control and processing facility for an offset of up to 15 or more oil and gas wells located within the same reservoir. As at February 2010, the Opal Well was being operated for its increased production on a continuous flow basis using the HIP Downhole Process. The HIP Downhole Process has increased the down hole pressure to 3361 psi compared to down hole pressures of 431 psi in March 1993 when the Opal Well was shut in. If we are successful in replication these pressure and expected production increases as we expand out to offsetting wells, then we will be in a position to aggressively pursue the acquisition or leasing of additional well bores on which to apply the HIP Downhole Process Technology. Our ability to prove the commercial viability of the HIP Downhole Process Technology is the key to our business.

Traditional oil exploration involves acquiring exploration or drilling rights, conducting seismic and other subsurface studies to estimate if oil and gas is present, and then drilling of the properties in order to attempt to discover and extract the oil and gas. The process can be extremely expensive and time consuming. Costs for drilling a single well have escalated dramatically and can run into the hundreds of thousands of dollars. Further, a significant percentage of all traditional exploration wells drilled each year end-up being dry holes. Our business is to increase the production of proven but unproductive wells, or to increase production from damaged, uneconomical, and stripper well bores using the HIP Downhole Process Technology.

Our initial focus will be to concentrate our operations on applying the HIP Downhole Process Technology to existing and proven well bores and reservoirs that have become non-commercial, uneconomic, depleted or damaged. We intend to demonstrate the value of the HIP Downhole Process Technology by improving the recovery of oil from well bores, after which we intend to acquire additional well bores that we believe could have an increase in production if the HIP Downhole Process Technology was applied to the well bores. We believe we can generate more revenues by participating in the development of the well bores, rather than by licensing the HIP Downhole Process Technology to third parties. We believe the Company will benefit from increased industry recognition of the HIP Downhole Process Technology, while generating an ongoing and sustained cash flow from the increased recovery of hydrocarbons.

License Agreement

Under the License Agreement, HIP Nevada was granted a worldwide exclusive license to the HIP Downhole Process Technology for the purpose of developing, producing, using, selling or otherwise commercially exploiting all subject matter encompassed within the scope of the HIP Downhole Process Technology. The consideration for the acquisition of the HIP Downhole Process Technology was the issuance of 30 million common shares of HIP to Group Rich and the grant of an agreed royalty structure on certain non-China ventures by HIP.

The royalty payment varies depending on the project. HIP Tech and HIP, collectively, will split any proceeds from a non-China Joint Venture as follows:

(i) On all Non-China joint venture related projects or operations on which the HIP Downhole Process Technology are being applied, HIP agrees subject to (ii) below, pay to Group Rich and HIP Tech (together the “Licensor”) a royalty fee equal to 25% of the gross revenue received by HIP from oil and gas wells where cumulative gross production per well exceeds more than 20 barrels of oil equivalences per day (Bblsoepd) for each monthly period. In the event cumulative production per well is equal to or less than 20 Bblsoepd for each monthly period, then the royalty will be reduced to 20% of the gross revenue received by HIP for all such wells.

Gross Average Production Per Well Per Day, calculated commencing from the day immediately after Well bore	Percentage Payable to Licensor
Commercialization
Up to 20 barrels per well per day	20% Gross Revenue
Greater than 20 barrels per well per day	25% Gross Revenue

(ii). Immediately upon HIP completing an equity or debt financing of US$1,000,000 or more, the gross royalty set out in (i) will be reduced to a flat 25% of all net revenue derived by HIP from projects on which the HIP Downhole Process Technology is being applied.

Organizational Structure

Our organizational structure is as follows:

HIP Energy (Texas) Corp. (“HIP Texas”) is a wholly owned subsidiary that is governed by the laws of the state of Texas. HIP Texas was incorporated for the purposes of holding title to the Well Bores.

HIP Energy (Nevada) Corp. (“HIP Nevada”) is a wholly owned subsidiary that is governed by the laws of the state of Nevada. HIP Nevada was incorporated for the purposes of holding our license to the HIP Downhole Process Technology

Results of Operations

Three Month Period Ended February 28, 2010 Compared to the Three Month Period February 28, 2009

Our company did not generate any revenues during the three months ended February 28, 2010. Expenses were $9,157 for the three months ended February 28, 2010, compared to $8,828 for the three months ended February 28, 2009. Expenses incurred in the three month period ended February 28, 2010 were primarily those required to maintain our continuous disclosure requirements as a public company while we seek to identify a suitable business opportunity or business combination.

Total cash outflow for the quarter ended February 28, 2010 was $29,997 compared to a cash outflow of $1,093 for the three months ended February 28, 2009. The decrease in cash inflow from the three months ended February 28, 2010 to the three months ended February 28, 2009 was primarily due to the receipt of a short term loan from a director of our company in the amount of $25,000, without interest or fixed terms of repayment, the proceeds of which were primarily used to pay professional fees owing on account and towards fees associated with the acquisition of the HIP Energy transaction.

Net loss was $9,157 or $(0.00) per share for the three months ended February 28, 2010, compared to a net loss of $8,828 or $(0.00) per share in the three months ended February 28, 2009. The increase in the net loss during our first quarter 2010 as compared to our first quarter 2009 was due to a general increase in operating expenses.

Selected Quarterly and Year-to-Date Financial Information

The following table provides selected quarterly financial information for the three months ended February 28, 2010 and February 28, 2009:

		Three Months Ended		Three Months Ended
		February 28, 2010		February 28, 2009
Revenue	$	Nil	$	Nil
Net loss		(9,157)		(8,828)
Net loss per share (basic and fully diluted)		(0.00)		(0.01)

		As at February 28, 2010		As at November 30, 2009
Total assets		$8,989		$13,588
Shareholders’ equity (deficit)		(106,026)		(98,119)

Summary of Quarterly Results

Quarterly Results of the Eight Quarters ended February 28, 2010

		2010				2009
		February 28		November 30		August 31		May 31
		(unaudited)		(audited)		(unaudited)		(unaudited)
Revenues	$	Nil	$	Nil	$	Nil	$	Nil
Net loss		(9,157)		(38,459)		(10,174)		(13,280)
Basic and Diluted earnings (loss) per share		(0.00)		(0.00)		(0.00)		(0.00)

		2009				2008
		February 28		November 30		August 31		May 31
		(unaudited)		(audited)		(unaudited)		(unaudited)
Revenues	$	Nil	$	Nil	$	Nil	$	Nil
Net loss		(8,828)		(17,337)		(10,356)		(12,135)
Basic and Diluted earnings (loss) per share		(0.00)		(0.00)		(0.01)		(0.01)

Liquidity

We had cash and other current assets of $7,252 as at February 28, 2010, compared to $12,229 as at November 30, 2009. Our company’s normal operating expenses for the quarter ended February 28, 2010 of $9,157 included bank charges and interest of $139, office and miscellaneous of $268, professional fees (accounting, administration and legal) of $6,998, management fees of $500, transfer agent and regulatory fees of $1,254 and loss on foreign exchange of $2. During the year ended November 30, 2009, we spent $38,459 on operating activities, received $50,000 for a private placement with a director of the Company for the purchase of 5,000,000 post-reverse-split common shares for proceeds of $58,291 (US$50,000) thereby increasing our cash position from $4,623 at November 30, 200 to $12,229 at November 30, 2009. Our company’s operating expenses of $38,459 for the fiscal year ended November 30, 2009 included professional fees (accounting, administration and legal) of $22,891, transfer agent and regulatory fees of $5,191 and office and miscellaneous fees of $7,172.

Operating Activities

Operating activities used cash of $29,977 for the quarter ended February 28, 2010, compared to $1,093 for the quarter ended February 28, 2009. The increase was due to increased expenses associated with the completion of our acquisition of the HIP Downhole Process Technology and Well Bores.

Investing Activities

There were no investing activities for the three months ended February 28, 2010 and February 28, 2009.

Financing Activities

Financing activities provided net cash of $25,000 for the three month period ended February 28, 2010, compared to $Nil for the three month period ended February 28, 2009. This increase was due to an advance payable of $25,000.

Capital Resources

Financing

We plan to focus on those areas that will result in the production of oil and gas in the shortest time frame. In pursuing this objective, we plan to raise funds as required with the intent of minimizing dilution and maximizing return on funds deployed. Until such time as the HIP Downhole Process Technology is further developed and results in revenues from production of oil and gas from applied wells, we plan to primarily rely on traditional equity markets and if available, debt instruments to raise our required funding. On April 16, 2010, the Company approved an offering of up to 3,000,000 common shares at a price of $0.25 per share and closed the first tranche of the offering consisting of an aggregate of 2,416,000 common shares to twelve accredited investors in accordance with Rule 506 of Regulation D, Regulation S and National Instrument 45-106 for aggregate proceeds of $604,000. The securities offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any U.S. state securities laws and may not be offered or sold in the United States or to United States persons absent registration or any applicable exemption from the registration requirement of the U.S. Securities Act and applicable U.S. state securities laws.

Use of Funding

Any funds received from the Company’s financings are expect to, at the discretion of management, be allocated in part to establishing 5 to 8 test wells, which may include the expansion from the central unit at the Opal Well into 5 additional offset well locations within the same reservoir or development of any of the Well Bores. If oil and gas production is attained from these low production or problematic wells using the HIP Process, we expect to continue to expand our commercialization of the HIP Downhole Process Technology.

We plan on deploying monies in those prospect areas where we have the greatest understanding of the existing well bores and reservoirs. To this end, we plan to focus our initial efforts on using the HIP Process in well bores and basins in such regions as the Woodbine and Austin Chalk region of the U.S. These regions are low-risk and long-term energy producers. We will participate in such regions with landowners or companies that have access to leases located in geological trends that have demonstrated substantial historical production and have potential remaining reserves that can be exploited in a low-risk, systematic fashion.

We have an initial project plan and budget that envisages an investment approximately $1 million to fund a capital project and operating costs and are expected to be deployed as set out in the following table:

Project 1 - Budget for First Financing

Summarized Statement of Changes in Cash

			Year 1
	1st QTR	2nd QTR	3rd OTR	4th OTR	Total YR 1
Gross Revenue	95,580	511,560	950,040	1,096,200	2,653,380
Royality Fees	17,520	93,769	174,142	200,933	486,365
Net Revenue	78,060	417,791	775,898	895,267	2,167,015

Operating Costs:
- License to HIP(T)	19,515	104,448	193,974	223,817	541,754
- Field opertating costs	50,700	28,350	26,850	35,250	141,150
- Field Labor Costs	3,600	3,600	3,600	36,000	46,800
- Admin Operatings Costs	231,601	246,302	235,302	103,100	816,305
- Admin CDN Costs	129,900	192,800	192,800	192,800	708,300
Total costs	435,316	575,500	652,526	590,967	2,254,309

Cash Flow from Operations	(357,256)	(157,709)	123,371	304,300	(87,293)

- Bonus = 10% of EBITDA	-	-	12,337	30,430	42,767
- Deferred Bouns and Payment		-	(12,337)	(30,430)	(42,767)

Capital Assets
- Project Capital Costs	(575,500)	(250,000)			(825,500)
					-

Investment Capital	1,452,793		-		1,452,793
Change in Cash	520,037	(407,709)	123,371	(235,700)	(0)

Beginning Cash	-	520,037	112,328	235,700	-
Ending Cash	520,037	112,328	235,700	(0)	(0)

Our sole tangible assets consists of the Well Bores and the exclusive worldwide license to the HIP Downhole Process Technology. It is however a requirement of the application of the HIP Downhole Process Technology that certain equipment and other fixed or other tangible assets be acquired or leased in order that any potential commercialization of the HIP Tech on any of the well bores can be realized. The equipment required as part of the HIP Downhole Process in part forms the basis of the application patent relating to the HIP Downhole Process Technology and in other cases is readily available oilfield equipment. The availability of any specific equipment may affect our ability to carry out its operations in a timely and cost effective manner. As stated earlier, our short-term plan is to apply and test the HIP Downhole Process Technology on a number of wells and wellbores acquired from HIP Resources. The results of these tests and the ongoing development and application of the HIP Downhole Process Technology will directly affect the Companies ability to generate revenue and raise additional capital to further expand its programs and acquire any ongoing plant and equipment. As with any new technology applications there is inherent risk that the technology itself may not prove commercially viable or result in any economic production.

China Joint Venture

We have been in preliminary discussion with the applicable parties to form a joint venture (a “China Joint Venture”). Our discussion to-date have focussed on the development of an initial pilot program to prove the economic viability of the HIP Downhole Process Technology on an agreed number of “beta” test well bores within a designated oilfield in China. After the economic viability of the HIP Downhole Process Technology has been proven, the HIP Downhole Process Technology applied on a large scale. As of the date of this report, we have not signed any definitive agreements with JOC and they may cease discussions at any time. Further, although we are at an advanced stage of negotiations and agreement as to the financial terms, number of wells and contribution of the respective parties, we have not signed any letters of intent or memorandums of understanding regarding same at this time.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

During the quarter ended February 28, 2010, our company incurred $500 (2009: $500) for management fees to a company with a common director.

During the quarter ended February 28, 2010, our company incurred $750 (2009: $750) for bookkeeping fees to a company with a common director.

As at February 28, 2010 our company owed a director $50,000 (2009: $50,000) for advances, which are unsecured, without interest and payable on demand.

As at February 28, 2010 our company owes $15,000 (2009: $15,000) to a company owned by a shareholder for advances, which are unsecured, non-interest bearing and payable on demand.

As at February 28, 2010 our company owes $25,000 (2009: $25,000) to a company owned by the President of our company for advances, which are unsecured, non-interest bearing and no fixed term of repayments. the advances owed in 2009 were repaid by our company in cash during the prior fiscal year and received further advances in this current fiscal period.

Risks and Uncertainties

We are an early-stage oil and gas development company without revenues. Our ability to continue in business depends upon our continued ability to obtain significant financing from external sources and the success of the HIP Downhole Process Technology and any production resulting therefrom, none of which can be assured.

We are an early-stage oil and gas technology development company without any revenues, and there can be no assurance of our ability to develop and operate our projects profitably. We have historically depended entirely upon capital infusion from the issuance of equity securities and loans from insiders to provide the cash needed to fund our operations, but we cannot assure you that we will be able to continue to do so. Our ability to continue in business depends upon our continued ability to obtain significant financing from external sources and the success of our development efforts and any production efforts resulting therefrom. Any reduction in our ability to raise equity capital in the future would force us to reallocate funds from other planned uses and could have a significant negative effect on our business plans and operations, including our ability to continue our current development activities.

Our auditors’ opinion on our November 30, 2009 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred a net loss of $4,445,908 for the cumulative period from June 22, 1983 (inception) to November 30, 2009. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern as described by our auditors with respect to the financial statements for the year ended November 30, 2009. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue in existence. Our business operations may fail if our actual cash requirements exceed our estimates and we are not able to obtain further financing. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

We will require significant capital to complete the ongoing development of the HIP Downhole Process Technology and any resulting application of the HIP Downhole Process Technology on the Well Bores.

We anticipate that we will have to seek additional financing to fund the development of the HIP Downhole Process Technology and any resulting application of the HIP Downhole Process Technology on any of the Well Bores. We cannot assure you that our actual cash requirements will not exceed our estimates, and in any case we will require additional financing to bring our interests into commercial operation, finance working capital, and pay for operating expenses and capital requirements until we achieve a positive cash flow. Additional capital also may be required in the event we incur any significant unanticipated expenses.

In light of our operating history, and under the current capital and credit market conditions, we may not be able to obtain additional equity or debt financing on acceptable terms if and when we need it. Even if financing is available, it may not be available on terms that are favorable to us or in sufficient amounts to satisfy our requirements.

If we require, but are unable to obtain, additional financing in the future, we may be unable to implement our business plan and our growth strategies, respond to changing business or economic conditions, withstand adverse operating results, and compete effectively. More importantly, if we are unable to raise further financing when required, our planned development of the Well Bores may have to be scaled down or even ceased, and our ability to generate revenues in the future would be negatively affected.

The economic viability of the HIP Downhole Process Technology is unproven and may not achieve commercialization, widespread market acceptance or economic viability. If the HIP Downhole Process Technology does not prove to be economically viable, our business will suffer and may fail in its entirety.

Although we have performed initial testing on the viability of the HIP Downhole Process Technology, our assessment of the HIP Downhole Process Technology is primarily based upon historical data provided by the vendors relating to past test results. Further, the HIP Downhole Process Technology has not been proven in a commercial context over any significant period of time. Even if our HIP Downhole Process Technology is proven to be economically viable, it may not achieve widespread market acceptance. Our success will depend on our ability to prove that the HIP Downhole Process Technology is economically viable. We believe that the economic viability of the HIP Downhole Process Technology will depend on many factors, including:

  the effectiveness of the HIP Downhole Process Technology to enhance oil or gas recovery on any one or a series of wells or well bores;

  the safety and efficacy of the HIP Downhole Process Technology generally and on a well or series of well bores;

  direct cost savings resulting from the use or application of the HIP Downhole Process Technology has not been proven on a sustained and ongoing well or well bore;

  direct affect of any long term application of the HIP Downhole Process Technology on a well or series of well bores;

  the pricing and cost effectiveness of the HIP Downhole Process Technology; and

  our ability to respond to changes in regulations.

We are dependent on a single technology, and if it cannot compete or find market acceptance, our business will suffer.

Our strategy is dependent on the success of a single technology. Our strategy will be to focus our development on the HIP Downhole Process Technology and the commercialization of the technology on a well or series of well bores. Focus on this single technology leaves us vulnerable to competing products and alternative secondary oil and gas enhancement methods. If the HIP Downhole Process Technology is not proven to be commercially viable or we cannot find market acceptance or cannot compete against other technologies, our business will suffer and may fail in its entirety.

We rely on patents and proprietary rights to protect our technology.

We rely on a combination of trade secrets, confidentiality agreements and procedures and patents to protect our proprietary technologies. We have been granted a patent in the U.S. covering the HIP Downhole Process Technology. Additional patent applications will need to be made in the U.S. from time to time. The claims contained in any patent application may not be allowed, or any patent or our patents collectively may not provide adequate protection for our products and technology. In the absence of patent protection, we may be vulnerable to competitors who attempt to copy our products or gain access to our trade secrets and know-how. In addition, the laws of foreign countries may not protect our proprietary rights to this technology to the same extent as the laws of the U.S.

The HIP Downhole Process Technology may infringe or be challenged for infringement on other technology.

We have attempted to ensure that our products do not infringe the proprietary rights of others. If a dispute arises concerning our technology, we could become involved in litigation that might involve substantial cost. Such litigation might also divert substantial management attention away from our operations and into efforts to enforce our patents, protect our trade secrets or know-how or determine the scope of the proprietary rights of others. If a proceeding resulted in adverse findings, we could be subject to significant liabilities to third parties. We might also be required to seek licenses from third parties in order to manufacture or sell our products. Our ability to manufacture and sell our products might also be adversely affected by other unforeseen factors relating to the proceeding or its outcome.

Our lack of diversification increases the risk of an investment in us, and our financial condition and results of operations may deteriorate if we fail to diversify.

Our business focus is solely related to the ongoing development and application of the HIP Downhole Process Technology on oil and gas wells or well bores. As a result, we lack diversification, in terms of the nature of our business. We will likely be impacted more acutely by factors affecting our industry in which we operate than we would if our business were more diversified. If we cannot diversify our operations, our financial condition and results of operations could deteriorate.

The potential profitability of oil and gas operations and ventures depends upon factors beyond the control of our company.

The potential profitability of oil and gas projects on which the HIP Downhole Process Technology is applied and the oil and gas industry generally is dependent upon many factors beyond our control. For instance, world prices and markets for oil and gas are unpredictable, highly volatile, potentially subject to governmental fixing, pegging, controls, or any combination of these and other factors, and respond to changes in domestic, international, political, social, and economic environments. Additionally, due to world-wide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project. These changes and events may materially affect our financial performance and the continued economic viability of our company.

Adverse weather conditions can also hinder or affect the application or continued ability of the HIP Downhole Process Technology to operate or remain viable. A well on which the HIP Downhole Process Technology is applied may be productive but may become uneconomic as a result of severe or unseasonable weather conditions. The marketability of oil and gas which may be acquired or discovered will be affected by numerous factors beyond our control, including the proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. The extent of these factors cannot be accurately predicted but the combination of these factors may result in our company not receiving an adequate return on invested capital.

Primary and secondary drilling or enhancement of oil and gas wells involves many risks and we may become liable for well abandonment, plugging, pollution or other liabilities which may have an adverse effect on our financial position.

Any enhanced recovery or drilling for oil and gas generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations, power outages, labour disruptions, blow-outs, sour gas leakage, fire, inability to obtain suitable or adequate machinery, equipment or labour, and other risks are involved. We may become subject to liability for pollution or hazards against which we cannot adequately insure or which we may elect not to insure. Incurring any such liability may have a material adverse effect on our financial position and operations.

Oil and gas operations are subject to comprehensive regulation which may cause substantial delays or require capital outlays in excess of those anticipated causing an adverse effect on our company. Further, development and production activities are subject to certain environmental regulations which may prevent or delay the commencement or continuance of our operations.

Oil and gas operations in the United States and Canada are subject to federal, state and provincial laws and regulations relating to the protection of the environment, including, but not limited to, laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Oil and gas operations in the United States and Canada are also subject to federal, state and provincial laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling and or enhanced recovery methods and equipment. Various permits from government bodies are required for drilling or secondary well enhancement operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, state and provincial authorities will not be changed or that any such changes would not have material adverse effects on our activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on us. Additionally, we may be subject to liability for pollution or other environmental damages which we may elect not to insure against due to prohibitive premium costs and other reasons. Our current and anticipated development and enhancement recovery activities are subject to the aforementioned environment regulations. When and if we enter into production we will become subject to additional regulations which do not currently pertain to us or affect our current operations.

Specifically, we are subject to legislation regarding emissions into the environment, water discharges and storage and disposition of hazardous wastes. In addition, legislation has been enacted which requires well and facility sites to be abandoned and reclaimed to the satisfaction of federal, state and provincial authorities. Such laws and regulations are frequently changed and we are unable to predict the ultimate cost of compliance.

We may not effectively manage the growth necessary to execute our business plan.

Any growth will place significant strain on our current personnel, systems and resources. We expect that we will be required to hire qualified consultants and employees to help us manage our growth effectively. We believe that we will also be required to improve our management, technical, information and accounting systems, controls and procedures. We may not be able to maintain the quality of our operations, control our costs, continue complying with all applicable regulations and expand our internal management, technical information and accounting systems to support our desired growth. If we fail to manage our anticipated growth effectively, our business could be adversely affected.

Risks Relating to our Management

As a majority of our directors and officers are residents of countries other than the United States, investors may find it difficult to enforce, within the United States, any judgments obtained against our company, directors and officers.

A majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against our company, officers, and directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

Key management employees may fail to properly carry out their duties or may leave which could negatively impact corporate operations and/or share pricing.

Our company’s financial condition and the success of the HIP Downhole Process Technology on our oil and gas enhanced recovery operations is dependent on our ability to hire and retain highly skilled and qualified personnel. We face competition for qualified personnel from numerous industry sources, and there can be no assurance that we will be able to attract and retain qualified personnel on acceptable terms. The loss of service of any of our key personnel could have a material adverse effect on our operations or financial condition. We do not have key-man insurance on any of our employees.

Our Articles contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our Articles contain provisions with respect to the indemnification of our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by them in a civil, criminal or administrative action or proceeding to which they are made a party by reason of their being or having been a director or officer of our company.

Risks Relating to Our Stock

Our common stock is illiquid and shareholders may be unable to sell their shares.

Our common stock is currently quoted on the Over-the-Counter Bulletin Board and is thinly traded. In the past, our trading price has fluctuated widely, depending on many factors that may have little to do with our operations or business prospects. There is currently a limited market for our common stock and we can provide no assurance to investors that a market will develop. If a market for our common stock does not develop, our shareholders may not be able to re-sell the shares of our common stock that they have purchased and they may lose all of their investment. Public announcements regarding our company, changes in government regulations, conditions in our market segment and changes in earnings estimates by analysts may cause the price of our common shares to fluctuate substantially. In addition, the Over-the-Counter Bulletin Board is not an exchange and, because trading of securities on the Over-the-Counter Bulletin Board is often more sporadic than the trading of securities listed on an exchange, you may have difficulty reselling any of the shares you purchase from our selling shareholders.

Securities class-action litigation has often been instituted following periods of volatility in the market price of a company’s securities. Such litigation, if instituted against our company, could result in substantial costs for our company and a diversion of management’s attention and resources.

Investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents authorize the issuance of an unlimited number of common shares and an unlimited number of preference shares. In the event that we are required to issue additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders.

We have never declared or paid cash dividends on our common shares and do not anticipate doing so in the foreseeable future.

There can be no assurance that our board of directors will ever declare cash dividends, which action is exclusively within our discretion. Shareholders cannot expect to receive a dividend on our common shares in the foreseeable future, if at all.

Trading of our stock may be restricted by the Securities and Exchange Commission’s “Penny Stock” regulations which may limit a stockholder’s ability to buy and sell our stock.

The United States Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of, our common stock.

The Financial Industry Regulatory Authority, or FINRA, has adopted sales practice requirements which may also limit a shareholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests and the determination of reclamation obligations. Actual results could differ from those estimates. By their nature, such estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

The financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below.

Foreign Currency Translation

Monetary items denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in operations.

Stock-Based Compensation

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of our company’s stock, the expected lives of awards of stock-based compensation, the fair value of our company’s stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation is charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

Accounting Changes

The Company adopted CICA Handbook Section 1506 “Accounting Changes” which revises the standards on changes in accounting policy, estimates or errors to require a change in accounting policy to be applied retrospectively (unless doing so is impracticable or is specified otherwise by a new accounting standard), changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact of this new standard cannot be determined until such time as the Company makes a change in accounting policy, other than the changes resulting from the implementation of the new CICA Handbook standards discussed in this note.

Cash Distributions

The Company follows the CICA Handbook Section 1540, Cash Flow Statements, which has been amended to require additional disclosures where cash distributions are made in accordance with a contractual obligation for cash distributions. The adoption of this section has not resulted in any changes on the disclosure within the financial statements.

Capital Disclosures

Effective December 1, 2007, the Company adopted the new CICA guidelines of Section 1535, Capital Disclosures, which requires companies to disclose their objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance.

In the management of capital, the Company includes cash in the definition of capital. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to seek and identify suitable business opportunities or business combinations in Canada. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company places its cash with institutions of high credit worthiness. At February 28, 2010, the Company had cash of $7,252 compared to $12,229 as at November 30, 2008.

The Company has historically relied on the equity markets and advances from related parties to fund its activities. In order to carry out identifying business opportunities and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes made to the capital management policy during the year.

Recently Adopted Accounting Pronouncements

The Canadian Accounting Standards Board (“AcSB”) issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Effective December 1, 2008, the Company has applied this standard and the adoption of this did not have material impact on the financial statements.

The amended Section 1400 provides guidance related to management’s assessment of the Company’s ability to continue as a going concern. The additional requirement requires management to make an assessment of the

Company’s ability to continue as a going concern and to disclose any material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. Note 1 addresses the additional disclosure as required.

The CICA handbook Section 1000 has been amended to focus on the capitalization of costs that meet the definition of an asset and de-emphasizes the matching principle. The revised requirements are effective for annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. The amendment has not resulted in any changes on the financial position or results of the Company.

Recent Accounting Pronouncements

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The Company is currently assessing the impact of the above new accounting standards on the Company’s financial positions and results of operations.

The CICA handbook Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, replaces Section 1600. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting, for a non-controlling interest in a subsidiary in consolidated financial statements, subsequent to a business combination. Section 1602 is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27, “Consolidated and Separate Financial Statements”. These standards are effective for the Company for interim and annual financial statements beginning on January 1, 2011. Early adoption is permitted. The Company has not yet determined the impact of the adoption of these changes on its financial statements.

The CICA handbook Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”, establishes standards for the accounting for a business combination. It is the Canadian GAAP equivalent to International Financial Reporting Standard IFRS 3, “Business Combinations”. This standard is effective for interim and annual financial statements beginning on January 1, 2011. Early adoption is permitted. The Company has not yet determined the impact of the adoption of these changes on its financial statements.

International financial reporting standards (‘IFRS”)

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2012. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The Company does not expect the adoption of IFRS to have a material impact on the Company’s financial position and results of operations.

Disclosure Controls and Procedures and Internal Controls and Procedures

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”), the Company utilizes the Venture Issuer Basic Certificate which does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National

Instrument NI 52-109. In particular, the Company’s certifying officers are not making any representations relating to the establishment and maintenance of: (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certifications. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Outstanding Securities

The authorized capital of our company consists of unlimited common shares without par value and unlimited preference share without par value. Our preference shares may be issued in one or more series and our directors may fix the number of shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series. As of April 28, 2010, there were 58,627,660 common shares of our company issued and outstanding and no preference shares of our company issued and outstanding.

Additional Disclosure for Venture Issuers Without Significant Revenue

	Three Months Ended	Three Months Ended
	February 28, 2010	February 28, 2009

General and Administrative Expenses	$9,157	$8,828

Additional Information

Additional information relating to our company is available for viewing on the SEDAR website at www.sedar.com.

SUBMITTED HEREWITH

Exhibits

99.1	Form 52-109FV2 - CEO Certification of Interim Filings

99.2	Form 52-109FV2 - CFO Certification of Interim Filings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIP ENERGY CORPORATION

“Richard Coglon”
Richard Coglon
President
Date: April 29, 2010